Company Secretariat
4 January 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
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New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
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Deutsche Bank

Australian Stock Exchange Limited (ASX)

Appendix 3X of the Listing Rules

Initial Notification of Interests of Directors and Connected Persons
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the ASX Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

This Initial Notification is filed in consequence of new Listing Rules of the ASX effective 1 January 2002, and the details are as at that date.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy -

Name of director	Mr P M Anderson
Date of appointment	BHP Billiton Limited - 1.12.1998 BHP Billiton Plc - 29.6.2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Number & class of securities 1 057 911 ordinary shares in BHP Billiton Limited

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Included in this Part is:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interest of Connected Persons as defined in the United Kingdom Companies Act, their identity and relationship to the director. The definition includes spouses and children under 18 years of age.

Name of holder & nature of interest

Billiton ESOP Trustees Limited as
trustee of the Billiton Employee Share Ownership Trust. Under the Trust,
all employees of BHP Billiton Plc, including its executive directors (of which Mr Anderson is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time.

Number & class of securities 521 411 ordinary shares in BHP Billiton Plc

Part 3 - Director's interests in contracts other than as described in Part 4
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 4 - Director's interests in options or other rights granted by the entities
Date of grant	1 000 000 options on 23.4.99 1 000 000 Performance Rights (PR's) on 26.2.99
Period during which or date on which exercisable	options: 23.4.02 - 23.4.09 PR's: become exercisable quarterly (25 000) and annually (100 000)
Total amount paid (if any) for the grant	Nil
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise options: A$15.73 (adjusted by A$0.66 as a result of the OneSteel capital reduction). Whilst there was no reduction in the exercise price following the bonus issue on 5.7.01, bonus shares accrued on each option.
  PR's: Nil

Total number of securities over which options or other rights held at the date of this notice
  The 1 000 000 maximum number of options are over 2 065 100 ordinary shares in BHP Billiton Limited following the bonus issue on 5.7.01.
  The 450 000 maximum remaining PR's are rights to 963 495 ordinary shares in BHP Billiton Limited (after adjustment to take account of the spin-off of OneSteel Limited and the bonus issue on 5.7.01).

Part 4 - Director's interests in options or other rights granted by the entities

(cont'd)

Any additional information
  The options are subject to Performance Hurdles.
  PR's constitute a right, issued by a trustee of a special purpose trust, to require the trustee to acquire BHP Billiton Limited shares on behalf of the director upon fulfilment of prescribed Performance Hurdles or completion of Service Conditions.

When fulfilled, related PR's become exercisable. The trustee acquires shares either by purchase on market or subscription, and the shares are then held in trust until the director requests that they be transferred to him.

Of the 1 000 000 PR's which were issued to the director after shareholder approval on 26.2.99:

(a) 500 000 were subject to Performance Hurdles and exercisable in annual tranches of 100 000; and

(b) 500 000 were subject to Service Conditions and exercisable in quarterly tranches of 25 000.

350 000 of the PR's subject to Service Conditions and 200 000 of the PR's subject to Performance Hurdles have become exercisable, all of which the director has exercised.

Part 5 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs M Taylor - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia